UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Essendant Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

296689102

(CUSIP Number)

Sean D. Rodgers, P.C.

Laura Sullivan

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Emu Investments LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,998,315
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,998,315
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,998,315
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 79.7% (1)
14	Type of Reporting Person OO

(1)

Calculated based on 37,644,198 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of September 5, 2018, as set forth in the Staples Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Staples, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,998,315
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,998,315
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,998,315
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 79.7% (1)
14	Type of Reporting Person CO

(1)

Calculated based on 37,644,198 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of September 5, 2018, as set forth in the Staples Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Arch Investors L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,998,315
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,998,315
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,998,315
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 79.7% (1)
14	Type of Reporting Person OO

(1)

Calculated based on 37,644,198 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of September 5, 2018, as set forth in the Staples Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person SP GP (Cayman) Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,998,315
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,998,315
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,998,315
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 79.7% (1)
14	Type of Reporting Person OO

(1)

Calculated based on 37,644,198 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of September 5, 2018, as set forth in the Staples Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Sycamore Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,998,315
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,998,315
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,998,315
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 79.7% (1)
14	Type of Reporting Person PN

(1)

Calculated based on 37,644,198 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of September 5, 2018, as set forth in the Staples Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Sycamore Partners II GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds NA
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,998,315
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,998,315
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,998,315
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 79.7% (1)
14	Type of Reporting Person OO

(1)

Calculated based on 37,644,198 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of September 5, 2018, as set forth in the Staples Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Sycamore Partners II GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds NA
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,998,315
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,998,315
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,998,315
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 79.7% (1)
14	Type of Reporting Person OO

(1)

Calculated based on 37,644,198 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of September 5, 2018, as set forth in the Staples Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Stefan L. Kaluzny
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,998,315
	8	Shared Voting Power 0
	9	Sole Dispositive Power 29,998,315
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,998,315
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 79.7% (1)
14	Type of Reporting Person IN

(1)

Calculated based on 37,644,198 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of September 5, 2018, as set forth in the Staples Merger Agreement (as defined below).

This statement constitutes Amendment No. 11 to the Schedule 13D relating to the common stock, par value $0.10 per share (the “Common Stock”), of Essendant Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2018 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on May 21, 2018 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on June 4, 2018 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on July 31, 2018 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on August 7, 2018 (“Amendment No. 4”), Amendment No. 5 filed with the SEC on August 8, 2018 (“Amendment No. 5”), Amendment No. 6 filed with the SEC on August 13, 2018 (“Amendment No. 6”), Amendment No. 7 filed with the SEC on September 4, 2018 (“Amendment No. 7”), Amendment No. 8 filed with the SEC on September 11, 2018 (“Amendment No. 8”), Amendment No. 9 filed with the SEC on September 14, 2018 and Amendment No. 10 filed with the SEC on September 25, 2018 (together with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10, the “Schedule 13D”).

Item 4. Purpose of Transaction

Item 5. Interest in Securities of the Issuer

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4, Item 5(a), (b) and (c) and Item 6 are hereby amended and supplemented by adding the following paragraphs at the end of each section thereof:

The Offer and all withdrawal rights thereunder expired at 6:00 p.m., New York City time, on January 30, 2019 (the “Expiration Time”). Equiniti Trust Company, in its capacity as depositary for the Offer (the “Depositary”), has indicated that, as of the Expiration Time, a total of 25,794,684 shares of Common Stock were validly tendered and not properly withdrawn pursuant to the Offer (excluding 901,097 shares of Common Stock tendered pursuant to guaranteed delivery procedures but not yet delivered), which represent, together with the 4,203,631 shares already owned by Parent, Merger Sub or any of their respective “affiliates” (as defined by Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”)), approximately 79.7% of the outstanding shares of Common Stock. The number of shares of Common Stock tendered satisfies the Minimum Condition (as defined in the Staples Merger Agreement). As the Minimum Condition and each of the other Offer Conditions (as defined in the Staples Merger Agreement) have been satisfied (or validly waived), Merger Sub has accepted for payment all shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer and payment for such shares of Common Stock was made to the Depositary on January 31, 2019.

On January 31, 2019, Staples and the Issuer issued a joint press release announcing that Merger Sub had accepted for payment all shares of Common Stock that were validly tendered and not properly withdrawn pursuant to the Offer in accordance with the terms of the Offer. A copy of the joint press release is attached hereto as Exhibit 99.15 and incorporated herein by reference.

On January 31, 2019, following consummation of the Offer, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger was completed pursuant to Section 251(h) of the DGCL, with no vote of the stockholders of the Issuer required to consummate the Merger. Pursuant to the terms of the Merger Agreement, all of the shares of Common Stock outstanding immediately prior to the effective time of the Merger (other than (i) shares of Common Stock owned, directly or indirectly, by Parent, the Issuer (including shares of Common Stock held as treasury stock) or Merger Sub, (ii) the Issuer’s equity compensation and cash awards and (iii) shares of Common Stock owned by stockholders of the Issuer who have perfected their statutory rights of appraisal pursuant to Section 262 of the DGCL) was converted automatically into the right to receive an amount in cash equal to the Offer Price, net to the seller in cash, without interest and subject to any applicable tax deduction or withholding.

The foregoing description of the Merger Agreement and related transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 17, 2018 and incorporated herein by reference.

Promptly following the consummation of the Merger, Parent and Staples caused the Issuer to commence the process to delist the Shares from the Nasdaq Global Select Market.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit 99.1	Joint Filing Agreement, dated as of May 16, 2018, among Emu Investments LLC, Staples, Inc., Arch Investors L.P., SP GP (Cayman) Ltd., Sycamore Partners II, L.P., Sycamore Partners II GP, L.P., Sycamore Partners II GP, Ltd. and Stefan L. Kaluzny (previously filed).

Exhibit 99.2	Trading data (previously filed).

Exhibit 99.3	Letter from Staples, Inc. to Essendant Inc. dated April 17, 2018 (previously filed).

Exhibit 99.4	Letter from Staples, Inc. to Essendant Inc. dated April 29, 2018 (previously filed).

Exhibit 99.5	Letter from Staples, Inc. to Essendant Inc. dated July 31, 2018 (previously filed).

Exhibit 99.6	Letter from Staples, Inc. to Essendant Inc. dated August 13, 2018 and enclosures therewith (previously filed).

Exhibit 99.7	Letter from Staples, Inc. to Essendant Inc. dated September 4, 2018 (previously filed).

Exhibit 99.8	Investor Presentation dated September 4, 2018 (previously filed).

Exhibit 99.9	Press release dated as of September 4, 2018 (previously filed).

Exhibit 99.10	Agreement and Plan of Merger, dated as of September 14, 2018, by and among Essendant Inc., Egg Parent Inc., Egg Merger Sub Inc. and Staples, Inc. (previously filed).

Exhibit 99.11	Joint press release of Essendant Inc. and Staples, Inc., dated September 14, 2018 (previously filed).

Exhibit 99.12	Offer to Purchase, dated as of September 24, 2018, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Staples, Inc. on September 24, 2018.

Exhibit 99.13	Letter of Transmittal, dated as of September 24, 2018, incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Staples, Inc. on September 24, 2018.

Exhibit 99.14	Joint press release of Essendant Inc. and Staples, Inc., dated September 24, 2018, incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO filed by Staples, Inc. on September 24, 2018.

Exhibit 99.15	Joint press release of Essendant Inc. and Staples, Inc., dated January 31, 2019, incorporated by reference to Exhibit (a)(5)(Y) to the Schedule TO filed by Staples, Inc. on January 31, 2019.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2019

EMU INVESTMENTS LLC

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Chief Executive Officer

STAPLES, INC.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

ARCH INVESTORS L.P.

By:	SP GP (Cayman) Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SP GP (CAYMAN) LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS II, L.P.

By:	Sycamore Partners II GP, L.P.,
its General Partner

By:	Sycamore Partners II GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS II GP, L.P.

By:	Sycamore Partners II GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS II GP, LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of May 16, 2018, among Emu Investments LLC, Staples, Inc., Arch Investors L.P., SP GP (Cayman) Ltd., Sycamore Partners II, L.P., Sycamore Partners II GP, L.P., Sycamore Partners II GP, Ltd. and Stefan L. Kaluzny (previously filed).

99.2	Trading data (previously filed).

99.3	Letter from Staples, Inc. to Essendant Inc. dated April 17, 2018 (previously filed).

99.4	Letter from Staples, Inc. to Essendant Inc. dated April 29, 2018 (previously filed).

99.5	Letter from Staples, Inc. to Essendant Inc. dated July 31, 2018 (previously filed).

99.6	Letter from Staples, Inc. to Essendant Inc. dated August 13, 2018 and enclosures therewith (previously filed).

99.7	Letter from Staples, Inc. to Essendant Inc. dated September 4, 2018 (previously filed).

99.8	Investor Presentation dated September 4, 2018 (previously filed).

99.9	Press release dated as of September 4, 2018 (previously filed).

99.10	Agreement and Plan of Merger, dated as of September 14, 2018, by and among Essendant Inc., Egg Parent Inc., Egg Merger Sub Inc. and Staples, Inc. (previously filed).

99.11	Joint press release of Essendant Inc. and Staples, Inc., dated September 14, 2018 (previously filed).

99.12	Offer to Purchase, dated as of September 24, 2018, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Staples, Inc. on September 24, 2018.

99.13	Letter of Transmittal, dated as of September 24, 2018, incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Staples, Inc. on September 24, 2018.

99.14	Joint press release of Essendant Inc. and Staples, Inc., dated September 24, 2018, incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO filed by Staples, Inc. on September 24, 2018.

99.15	Joint press release of Essendant Inc. and Staples, Inc., dated January 31, 2019, incorporated by reference to Exhibit (a)(5)(Y) to the Schedule TO filed by Staples, Inc. on January 31, 2019.